Exhibit 16.1

August 17, 2009

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for General Communication, Inc. and, under the date of March 20, 2009, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2008 and 2007 and the effectiveness of internal control over financial reporting as of December 31, 2008.  On August 11, 2009, we were dismissed.  We have read the Company’s statements included under Item 4.01a of its Form 8-K dated August 17, 2009, and we agree with such statements, except we are not in a position to agree or disagree with the Company’s statement that the change was recommended by the Audit Committee of the Board of Directors.

Very truly yours,

(signed) KPMG LLP

KPMG LLP